May 26, 2011

VIA EDGAR AND FEDERAL EXPRESS

Ms. Julie Sherman

Mr. Jay Webb

Mr. Jeff Jaramillo, Accounting branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

U.S.A.

RE:	NXP Semiconductors N.V.
Form 20-F for the year ended December 31, 2010
Filed March 9, 2011
File No. 001-34841

Ladies and Gentlemen:

We hereby provide the following responses to the comments contained in the comment letter of the staff (the “Staff”) of the securities and exchange commission (the “Commission”) to NXP Semiconductors N.V. (the “Company”) dated May 12, 2011 (the “Comment Letter”) relating to the Company’s annual report on Form 20-F for the year ended December 31, 2010 (the “Annual Report”), which was filed on March 9, 2011 (File No. 001-34841).

For convenience of reference, the text of the comments in the Staff’s Comment Letter has been reproduced in bold herein.

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Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 43

Use of Certain Non-GAAP Financial Measures, page 44

1.	We note your discussion of comparable revenue growth and net debt as non-GAAP measures and see that you provide a quantitative reconciliation of comparable revenue with the most comparable financial measure presented in accordance with GAAP, but do not see where you present a similar reconciliation for net debt. We noted only your discussion on page 4. Please advise and tell us how you believe you complied with the disclosure requirements of Item 10(e)(1) of Regulation S-K.

In response to the Staff’s comment, the Company will revise future filings and include an additional separate table with regard to net debt in its disclosure that complies with the requirements of Item 10(e)(1) of Regulation S-K.

The financial measure, calculated and presented in accordance with GAAP, most directly comparable with net debt is total debt. Total debt is presented in the main table in Item 3 on page 3 of the Company’s Annual Report. As footnote (6) to the table explains, net debt is calculated as total debt less cash and cash equivalents, both of which are presented in the aforementioned table. For future filings, the Company will include an additional separate table as part of footnote (6) reiterating all of the components of the subtraction. The Company believes that including such additional separate table will constitute a clearly understandable quantitative reconciliation between net debt and its most comparable financial measure presented in accordance with GAAP, total debt.

Effect of Acquisition Accounting, page 46

2.	We noted your discussion throughout Item 5 of the “PPA effect”, which you indicate includes the cumulative net effect of acquisition accounting applied to your acquisitions as well as the Formation. In several instances you quantify the effects of the PPA effect, but it is unclear how you calculate this amount and what you are including as part of the PPA effect. With a view towards disclosure, please revise future filings to more fully explain what you refer to as the PPA effect and to quantify all significant components of any PPA effects you disclose.

In response to the Staff’s comment, the Company will revise future filings to more fully explain what the Company refers to as the PPA effect and to quantify all significant components thereof in accordance with the below. The suggested disclosure is included below.

As used in this discussion the term “PPA effect” refers to the cumulative negative effects of acquisition accounting applied to the Company’s Formation, as defined on page 46 of the

Company’s Annual report, and other subsequent acquisitions made by the Company. The Company’s Formation and any subsequent acquisitions made by the Company have been accounted for using the acquisition method. In accordance with the guidance provided by the ASC and its predecessor, the respective purchase prices have been pushed down within the Company’s group and allocated to the fair value of the assets acquired and liabilities assumed. Subsequently, adjusting the carrying value of the assets acquired in the Company’s Formation and any subsequent acquisitions made by the Company to their fair value has had an adverse effect on the Company’s operating income in the various reporting periods, stemming from amortization charges on intangible assets and higher depreciation charges on tangible fixed assets that are the result of acquisition accounting effects. These effects are calculated taking into account the fact that any divestments and impairments in any particular reporting period reduce the amortization and depreciation charges going forward. Impairment losses are not part of the PPA effect.

We intend to disclose the following in future filings:

The table below depicts the PPA effects per year and the line items in the statement of operations. Substantially all of the PPA effect is related to the Company’s Formation.

Effects of PPA on statement of operations

(in millions of USD)
	2008	2009	2010
Gross profit	(151)	(69)	(21)
Research and development expenses	(26)	—	—
General and administrative expenses	(481)	(302)	(281)

Operating income (loss)	(658)	(371)	(302)

The PPA effect on the Company’s gross profit refers to additional depreciation charges on tangible fixed assets, resulting from the step-up in fair values. The PPA effect in research and development expenses represents the write-off of in-process R&D. The amortization charges related to long-lived intangible assets are reflected in general and administrative expenses.

Effects of PPA on operating income (loss) per segment

(in millions of USD)
	2008	2009	2010
High-Performance Mixed-Signal	(239)	(218)	(222)
Standard Products	(50)	(61)	(54)
Manufacturing Operations	(134)	(83)	(25)
Corporate and Other	(12)	(2)	(1)
Divested Home Activities	(69)	(7)	—
Divested Wireless Activities	(154)	—	—

Operating income (loss)	(658)	(371)	(302)

Item 18. Financial Statements, page 126

Note 31. Contingent liabilities, page F-62

Litigation, page F-63

3.	We see you indicate herein that you are involved as defendants in litigation and “the ultimate disposition of asserted claims and proceedings cannot be predicted with certainty”. We also see you indicate “it is the opinion of the Company’s management that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on the Company’s combined or consolidated financial position, but may be material to the consolidated statement of operations of the Company for a particular period”. Please tell us the amount you have accrued for each of these claims for each period presented. For claims that no accrual is made for a loss contingency or if an exposure to loss exists in excess of the amount accrued, please tell us if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and your reasons for such conclusion. Please note that for unrecognized contingencies that meet the criteria in paragraph 3 of ASC 450-20-50 you are required to disclosure (i) the nature of the contingency, and (ii) the possible loss or range of loss or provide a statement that such an estimate cannot be made. Please revise your disclosure in future filings to provide the required disclosure, if applicable.

In response to the Staff’s comment, the Company will revise future filings and include, as applicable, (i) a list of the Company’s most important legal proceedings for which the related loss contingency is either probable or reasonably possible and for which the amount of loss contingency can be reasonably estimated, the aggregate amount that the Company has accrued for legal proceedings for each period presented and the basis therefore and (ii) for legal proceedings for which no accrual is made or for which an exposure to loss may exist in excess of the amount accrued, whether or not there is a reasonable possibility that a loss or an additional loss may be incurred, the estimated aggregate range thereof and the basis therefore.

As a consequence, the Company intends to include the following additional disclosure in future filings:

With the support from its in-house and outside counsel and based on its best estimate, the Company records an accrual for any claim that arises whenever it considers that it is probable that it is exposed to a loss contingency and the amount of the loss contingency can be reasonably estimated. Based on the most current information available to it and based on its best estimate, the Company also reevaluates at least on a quarterly basis the claims that have arisen to determine whether any new accruals need to be made or whether any accruals made need to be adjusted.

The Company also will include the following additional disclosure in future filings:

Based on the procedures described above, the Company has an aggregate amount of approximately USD 22 million accrued for legal proceedings pending as of December 31, 2010, compared to approximately USD 15 million as of December 31, 2009 and approximately USD

10 million as December 31, 2008. Such accruals are part of the “Other provisions,” as referred to in the notes to the Company’s financial statements. There can be no assurance that the Company’s accruals will be sufficient to cover the extent of its potential exposure to losses. Historically, legal actions have not had a material adverse effect on the Company’s business, results of operations or financial condition.

In addition, the Company will include the following disclosure in future filings:

The Company is a defendant in various claims, which arise in the normal course of the Company’s business. Set forth below are descriptions of the Company’s most important legal proceedings pending as of the date hereof, for which the related loss contingency is either probable or reasonably possible, including the legal proceedings for which accruals have been made:

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In June 2010, Exatel Visual Systems, Ltd. filed a complaint against our subsidiary NXP Semiconductors USA, Inc. and Trident Microsystems, Inc. in the Superior Court for the State of California (No. 1-10-CV-174333), alleging the following five counts: (1) breach of contract, (2) breach of implied covenant of good faith and fair dealing, (3) fraud by misrepresentation and concealment, (4) negligent misrepresentation, and (5) breach of fiduciary duty. The complaint arises from a series of alleged transactions between Exatel Visual Systems, Ltd. and NXP Semiconductors USA, Inc.’s predecessor, Conexant Systems, Inc. pertaining to a joint product development project they undertook commencing in 2007. On February 8, 2010 the development activities concerned were transferred to Trident Microsystems, Inc. NXP Semiconductors USA, Inc. and Trident Microsystems, Inc. have each tendered an indemnity claim to the other for damages and fees arising out of the lawsuit pursuant to a contractual indemnity agreement between them. Both have refused. Prior to the hearing on demurrer, Exatel Visual Systems, Ltd. dismissed NXP Semiconductors USA, Inc. without prejudice from the lawsuit and agreed to arbitration after NXP Semiconductors USA, Inc. filed a motion to compel arbitration for the claims against it pursuant to contractual arbitration provisions within the relevant contracts. On December 7, 2010, the court sustained Trident Microsystems, Inc.’s demurrer as to all causes of action, with leave to amend. Exatel Visual Systems, Ltd. has filed an amended complaint. A hearing is set for June 23, 2011.

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Three former employees of Signetics Corp, a predecessor of NXP Semiconductors USA, Inc. and their respective children each separately filed various counts against NXP Semiconductors USA, Inc. (negligence, premises liability, strict liability, abnormal and ultra dangerous activity, willful and wanton misconduct and loss of consortium) asserting exposure to harmful chemicals and substances while the employees concerned were working in a factory “clean room” of Signetics Corp., resulting in alleged physical injuries and eventual birth defects to their children (cases No. N09C-10-032 JRJ, N10C-05-137 JRJ and 1-10-CV-188679). Initial discovery has commenced by both sides in case number No. N09C-10-032 JRJ before the Superior Court of the State of Delaware, including request for documents and interrogatories. Actual substantive responses are pending. The Delaware Court has set an initial discovery and motion practice scheduling conference is planned for May 25, 2011 in case No. N10C-10-032 JRJ. The Santa Clara County Superior Court has scheduled a case management conference on June 28, 2011. We expect that the Court will set the discovery and motion practice schedule during such conference. No trial dates have been scheduled in any of the above referenced cases.

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On October 13, 2006, NXP Semiconductors Netherlands B.V. received a writ of summons and statement of claim from two Dutch companies, Semiconductors Ideas to the Market B.V. and Yellow Dwarf Group B.V., asserting that NXP Semiconductors Netherlands B.V. had acquired an exclusive license to a patent and technology from the claimants with the intention to keep claimants’ technology from the market. Additionally, claimants assert that NXP Semiconductors Netherlands B.V. should be held liable for damages and lost profits resulting from a breach of contract. In an interim ruling, the district court in ‘s-Hertogenbosch in the Netherlands in case number 149 795/HA ZA 06-2205 ruled that NXP Semiconductors Netherlands B.V. would only be liable in the event of gross negligence in its efforts to market claimants’ technology. In order to assess if there was gross negligence on the side of NXP Semiconductors Netherlands B.V. an expert was appointed by the district court in ‘s-Hertogenbosch in the Netherlands . This report was completed and filed with the district court in ‘s-Hertogenbosch on November 18, 2010. Claimants have been invited to file a reaction statement to that report.

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Norit Winkelsteeg B.V. and Vitens N.V. alleged that NXP Semiconductors Netherlands B.V. breached a contract it had entered into with them to build a so-called “permeate-water” factory or, in the alternative, had terminated negotiations to enter into such contract in bad faith. Claimants hold NXP Semiconductors Netherlands B.V. liable for all costs, expenses and damages, including loss of profit. In an interim judgment dated January 27, 2009, the Court of Appeal in Arnhem recognized that part of the claim related to costs and expenses could be rewarded but the Court further stated that reticence must be observed in awarding compensation for loss of profits. Court appearance is adjourned.

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In 2007, certain former employees of NXP Semiconductors France SAS employed by an subsidiary of the DSP Group, Inc. filed a claim against NXP Semiconductors France SAS before the Tribunal de Grand Instance in an emergency procedure (procédure referée) to demand re-integration within NXP Semiconductors France SAS, following the closure of the DSP Group’s activities in France and the consequent termination of their employment agreements. The claim was denied by the Tribunal de Grand Instance. The employees concerned then brought the same claim before the Social Court (Conseil de Prud’hommes) in Caen which, on April 27, 2010, also ruled in favor of NXP Semiconductors France SAS. The claimants filed for an appeal on May 18, 2010, which is still pending.

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ILM Technologies France S.à r.l. and AMO Consulting S.à r.l. filed a complaint against NXP Semiconductors France SAS with the Commercial Court (Tribunal du Commerce) of Mans, in France, in November 2007 for breach of a services contract without cause. ILM Technologies France S.a r.l. and AMO Consulting S.a r.l. lost the case in first instance on March 30, 2009 and, in appeal on October 19, 2010, with the Court of Appeal (Cour d’Appel) in Angers, France. ILM Technologies France S.à r.l and AMO Consulting S.à r.l. filed for appeal in last resort with the Supreme Court (Cour de Cassation).

The Company will also revise its disclosure in future filings in accordance with the criteria in paragraph 1 and paragraph 3 of ASC 450-20-50, and include for claims for which no accrual is made or for which an exposure to loss may exist in excess of the amount accrued, whether or not there is a reasonable possibility that a loss or an additional loss may be incurred, the estimated aggregate range thereof and the basis therefore.

As a consequence, the Company intends to include the following additional disclosure in future filings:

The estimated aggregate range of reasonably possible losses is based on currently available information in relation to the claims that have arisen and on the Company’s best estimate of such losses for those cases for which such estimate can be made. For certain claims, the Company believes that an estimate cannot currently be made. The estimated aggregate range requires significant judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants (including the Company) in such claims whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the claims, and the attendant uncertainty of the various potential outcomes of such claims. Accordingly, the Company’s estimate will change from time to time, and actual losses may be more than the current estimate. As of December 31, 2010, the Company believes that for all litigation pending its aggregate exposure to loss in excess of the amount accrued could range between USD 0 and approximately USD 80 million.

The Company respectfully informs the Staff that it believes that its existing disclosure with regard to the above matters is appropriate. Individually, the Company considered that the amounts accrued for each period presented for the Company’s legal proceedings for which the related loss contingency is probable and for which the amount of the loss contingency can be reasonably estimated, is not material, and therefore, in accordance with ASC 450-20-50 no disclosure needs to be made of the nature of the accrued contingencies. The Company also respectfully informs the Staff that the accounting literature does not require a disclosure of the amounts for each of the accrued contingencies separately. However, in response to the Staff’s comment, the Company will revise future filings as stated above.

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The Company hereby also acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any of the Company’s filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this filing or wish to discuss the above responses, please do not hesitate to contact the undersigned, Karl-Henrik Sundström, Executive Vice President & Chief Financial Officer of NXP Semiconductors at tel. no. +31 40 27 26 110.

Very truly yours,

/s/ K.H. Sundström

Karl-Henrik Sundström

Executive Vice President & Chief Financial Officer of NXP Semiconductors N.V.